April 28, 2016	Owen J. Pinkerton
202-216-4812
VIA EDGAR	opinkerton@mmmlaw.com
www.mmmlaw.com
Asen Parachkevov, Esq.
Attorney Adviser
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Freedom Capital Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
File Nos. 333-202461; 814-01137

Dear Mr. Parachkevov:

On behalf of Freedom Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on April 22, 2016, regarding the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on March 29, 2016 (the “Registration Statement”). The Staff’s comments are set forth below in bold and are followed by the Company’s responses.

General

1.	We note that you have lowered your minimum offering requirement and permit purchases of shares by directors, officers and any affiliates of Freedom Capital Investment Advisors will count toward meeting your minimum offering requirement. Please provide your analysis as to whether such purchases meet the requirements of Rule 10b-9 of the Securities Exchange Act of 1934.

Response: As an initial matter, the Company hereby confirms that, prior to the change in the terms of the minimum offering requirement, no shares were sold in its offering and no subscriptions were accepted and placed in escrow. In addition, in advance of lowering the minimum offering amount, the Company reached out to each of the state securities administrators and advised them of the proposed change. To the extent states provided comments regarding the proposed change, such comments were incorporated prior to filing a supplement to the Prospectus to reflect such revised terms.

As to the ability of affiliates to purchase shares in the offering in order to achieve the minimum offering requirement, the Company advises the Staff that any shares purchased by Freedom Capital Investment Advisors (the “Adviser”) or its affiliates will be for investment purposes only, and not for resale. Further, the Company confirms that it will not make any distribution payments on shares purchased by the Adviser or its affiliates prior to meeting the Minimum Offering Requirement.

2.	We note that Mr. McClure has conducted interviews in which he has cited what he believes to be certain industries that have been underserved by investment funds, primarily investment funds that have a Socially Responsible Investing mandate, such as fossil fuel companies and gun manufacturers. Please include disclosure in the Prospectus specifying that the Company, under what it believes to be appropriate market conditions, may seek to make investments in these industries.

Response: The Company has included the following disclosure on pages 1, 8 and 73 of the Prospectus in response to the Staff’s comment: “While we do not intend to focus on investments in one or more specific industries, if we believe that market conditions are right, we may make investments in fossil fuel companies, gun manufacturers, defense contractors and other industries that we believe are consistent with the Patriotic Responsible Investing framework, but may not be suitable for many SRI funds.”

Accounting Comment

3.	We note your disclosure in the “Summary of Significant Accounting Policies” in the notes to your financial statements that offering costs will be charged against capital.in excess of par value on your balance sheet. Please be aware that it is the Staff’s view that GAAP requires, in the context of continuous offerings, that offering expenses be amortized over a twelve-month period as capital is raised. Please revise your disclosure in future periods and confirm that you will apply this policy following the achievement of the minimum offering requirement.

Response: The Company confirms that it will revise its disclosure in the Form 10-Q for the period ending March 31, 2016 to reflect that offering expenses will be amortized over a twelve-month period as capital is raised in the public offering. In addition, the Company has added corresponding disclosure to page 65 of the Prospectus.

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If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

Morris, Manning & Martin, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.

cc:	Jeffrey McClure